Exhibit (a)(5)(A)

RACHELE R. BYRD (SBN 190634)

MARISA C. LIVESAY (SBN 223247)

BRITTANY N. DEJONG (SBN 258766)

WOLF HALDENSTEIN ADLER

FREEMAN & HERZ LLP

750 B Street, Suite 2770

San Diego, CA 92101

Telephone: (619) 239-4599

Facsimile: (619) 234-4599

byrd@whafh.com

livesay@whafh.com

dejong@whafh.com

Attorneys for Plaintiff

[Additional Counsel on Signature Page]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

ELAINE WANG, on behalf of herself and all	)	Case No.
others similarly situated,	)
)
Plaintiff,	)	CLASS ACTION COMPLAINT FOR
	)	VIOLATIONS OF SECTIONS 14(e), 14(d)
v.	)	AND 20(a) OF THE SECURITIES
	)	EXCHANGE ACT OF 1934
CORIUM INTERNATIONAL, INC., ERIC	)
H. BJERKHOLT, BHASKAR	)	DEMAND FOR JURY TRIAL
CHAUDHURI, PH.D., RONALD	)
EASTMAN, PHYLLIS GARDNER, M.D.,	)
IVAN GERGEL, M.D., PAUL GODDARD,	)
PH.D., DAVID L. GREENWOOD, PETER	)
D. STAPLE, ROBERT W. THOMAS,	)
)
Defendants.	)
)
)
)

COMPLAINT FOR VIOLATIONS OF SECTIONS 14(e), 14(d)(4), and 20(a) OF

THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff Elaine Wang (“Plaintiff”), on behalf of herself and all others similarly situated, by her attorneys, makes the following allegations against Corium International, Inc. (“Corium” or the “Company”) and the members of the board of directors of Corium (the “Board” or “Individual Defendants,” along with Corium, collectively referred to as the “Defendants”), for their violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 14d-9 (17 C.F.R. § 240.14d-9) and SEC Regulation G, 17 C.F.R. § 244.100 in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (“14D-9”) filed with the United States Securities and Exchange Commission (“SEC”) in connection with the acquisition of Corium by affiliates of Gurnet Point Capital (“Gurnet”) in a two-step transaction, consisting of a tender offer immediately followed by a merger of the two companies (the “Proposed Transaction”). The allegations in this complaint are based on the personal knowledge of Plaintiff as to herself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein.

INTRODUCTION

1.                                      This is a shareholder class action brought by Plaintiff on behalf of herself and all other similarly situated public shareholders of Corium to enjoin the Proposed Transaction whereby the Board has agreed to sell Corium to Gurnet Merger Sub, Inc. (the “Merger Sub”), a wholly owned subsidiary of Gurnet, for (i) $12.50 in cash for each share of Corium stock owned plus (ii) one contingent value right per share (“CVR”), which shall represent the right to receive $0.50 per share upon the approval of the New Drug Application for the Company’s lead product candidate, the drug Corplex Donepezil by the United States Food and Drug Administration (“FDA”) on or prior to March 31, 2020 (the “Merger Consideration”). The Proposed Transaction is at an unfair price and on grossly unfair and inadequate terms. The total equity value of the Proposed Transaction is approximately $504 million. The Board has unanimously recommended to the Company’s stockholders that they vote for the Proposed Transaction. The Defendants expect to complete the Proposed Transaction in the last quarter of 2018. The tender offer is scheduled to expire at one minute after 11:59 p.m. Eastern Time, on November 26, 2018, unless extended or earlier terminated in accordance with the terms of the merger agreement (the “Tender Offer”).

2.                                      The Proposed Transaction is the product of a hopelessly flawed process that is designed to ensure the sale of Corium to Gurnet on terms preferential to Defendants and other Corium insiders and to subvert the interests of Plaintiff and the other public stockholders of the Company. The Proposed Transaction is being driven by the Company’s current Board and management, who collectively hold 30.8% of Corium’s outstanding shares (over 11 million shares). The Board and other Company insiders seek liquidity for their illiquid holdings in Corium stock, and the Proposed Transaction offers significant liquidity for their illiquid shares. If the Proposed Transaction closes, the Board and the Company management will receive $121,803,437.50 plus $4,872,137.50 in cash pursuant to the CVR Agreement. In addition, the Board and management will receive golden parachute and severance payments in the event of a qualifying termination, in addition to acceleration of unvested stock.

3.                                      Corium’s largest stockholder, Essex Woodlands Health Ventures Fund VII, L.P. (“EW Fund”), has entered into a Tender and Support Agreement to tender its shares into the tender offer. EW Fund owns 26% of the outstanding shares of the Company. Its sole partner is Essex Woodlands Healthcare Partners, where defendant Eastman (defined below) is one of its Managing Directors.

4.                                      To convince Corium stockholders to tender their shares, on October 26, 2018, the Board authorized the filing of a materially incomplete and misleading 14D-9. Defendants have failed to disclose certain material information necessary for Corium stockholders to properly assess the fairness of the Proposed Transaction, thereby violating SEC rules and regulations and rendering certain statements in the 14D-9 materially incomplete and misleading.

5.                                      In particular, the 14D-9 contains materially incomplete and misleading information concerning the financial forecasts for the Company and Gurnet that were both prepared and relied upon by the Board in recommending the Company’s stockholders to tender their shares. The same forecasts were used by Corium’s financial advisor, Guggenheim Securities, LLC (“Guggenheim”), in conducting its valuation analyses in support of its fairness opinions. Also omitted and/or misleading is information regarding Guggenheim’s financial analysis, and the background of the Proposed Transaction.

6.                                      The material information that has been omitted from the 14D-9 must be disclosed prior to the tender offer in order to allow the stockholders to make an informed decision regarding whether to tender their shares.

7.                                      For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Defendants for violations of Sections 14(e), (d)(4) and 20(a) of the Exchange Act, based on Defendants’ violation of Regulation G and Rule 14D-9. Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction unless, and until, all material information discussed below is disclosed to Corium stockholders sufficiently in advance of the expiration of the tender offer period or, in the event the Proposed Transaction is consummated without corrective disclosures, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

8.                                      This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(a) and 20(a) of the Exchange Act.

9.                                      This Court has personal jurisdiction over each defendant named herein because each defendant is either a corporation that does sufficient business in California, or an individual who has sufficient minimum contacts with California to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice. All of the Defendants conduct business and/or maintain offices in California. The headquarters of Corium is located at 235 Constitution Drive, Menlo Park, California 94025.

10.                               Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because Corium is headquartered in this District.

PARTIES

Plaintiff

11.                               Plaintiff is a resident of Fairfield County, Connecticut and has owned the common stock of Corium since prior to the announcement of the Proposed Transaction herein complained of, and continues to own this stock.

Defendants

12.                               Corium is a corporation duly organized and existing under the laws of the State of Delaware and maintains its principal offices in Menlo Park, California. Corium is, and at all relevant times hereto was, listed and traded on the NASDAQ under the symbol “CORI.” Corium is a commercial-stage biopharmaceutical company focused on the development, manufacture and commercialization of specialty pharmaceutical products.

13.                               Defendant Eric H. Bjerkholt (“Bjerkholt”) has served as a director of the Company since April 2015.

14.                               Defendant Bhaskar Chaudhuri, Ph.D. has served as a director of the Company since February 2010.

15.                               Defendant Ronald Eastman (“Eastman”) has served as a director of the Company since 2007. Eastman is also a partner at Essex Westman and has been since 2006 and was appointed Managing Director in 2008.

16.                               Defendant Phyllis Gardner, M.D. has served as a director of the Company since 2007.

17.                               Defendant Ivan Gergel, M.D. has served as a director of the Company since December 2014.

18.                               Defendant Paul Goddard, Ph.D. has served as a director of the Company since September 2014.

19.                               Defendant David L. Greenwood (“Greenwood”) has served as a director of the Company since 2010. Greenwood has also served as the Company’s Executive Chairman from June 2012 to December 2014 and as the Company’s Chairman since December 2014. From July 2013 to December 2014, Greenwood served as a full time employee of Corium, with responsibility primarily in strategic positioning and financing.

20.                               Defendant Peter D. Staple (“Staple”) has served as Corium’s President, Chief Executive Officer (“CEO”) and a director on the Board since March 2008.

21.                               Defendant Robert W. Thomas (“Thomas”) has served as a director of the Company since 2007. Thomas was the CEO of Corium from 2007 to 2008.

22.                               The Defendants referred to in paragraphs 12-21 are collectively referred to herein as the “Individual Defendants” and/or the “Board.”

CLASS ACTION ALLEGATIONS

23.                               Plaintiff brings this action as a class action, pursuant to Federal Rule of Civil Procedure 23 on behalf of all holders of the common stock of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

24.                               This action is properly maintainable as a class action.

25.                               The Class is so numerous that joinder of all members is impracticable. As of August 7, 2018, there were reportedly in excess of 36,250,261 shares of Corium common stock outstanding owned by thousands of shareholders spread across the United States.

26.                               There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether Defendants disclosed material information that includes non-GAAP financial measures without providing a reconciliation of the same non-GAAP financial measures to their most directly comparable GAAP equivalent in violation of Section 14(a) of the Exchange Act; (b) whether Defendants have misrepresented or omitted other material information concerning the financial analysis and the background of the Proposed Transaction in the 14D-9 in violation of Section 14(a) of the Exchange Act; (c) whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and (d) whether Plaintiff and other members of the Class will suffer irreparable harm if compelled to vote their shares regarding the Proposed Transaction based on the materially incomplete and misleading 14D-9.

27.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

28.                               Defendants have acted in a manner which affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

29.                               The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

Background of the Merger

30.                               In April 2016, the Board created a finance and transaction committee (the “Committee”) to advise the Board on various matters including the possibility of strategic transactions. The Committee consisted of defendants Bjerkholt, Eastman, Goddard, and Staple. The strategic review began in February 2017, with discussions with Party A on a possible combination. Guggenheim was authorized to contact 23 strategic parties, with 3 parties indicating interest in evaluating a potential acquisition (Party B, Party C, and Party D).

31.                               Party B entered into a confidentiality agreement with the Company which included a standstill provision. Party C also entered into a confidentiality agreement but it is unclear from the 14D-9 if it also included a standstill provision.

32.                               On a parallel track, the Company’s senior management was pursuing partnership opportunities with other companies related to its star product Corplex Donepezil, assisted by a consulting firm Locust Walk Securities, LLC. (“Locust Walk”). Corium contacted 42 parties and eventually engaged in advanced discussions with seven potential partners, conducted due diligence with eight, and had term sheet discussions with five. By May 2018, the Company narrowed down to three potential partners — Commercial Partner A, Commercial Partner B, and Commercial Partner C, with discussions with Commercial Partner D initiated in September.

33.                               In April 2018, the Board authorized Guggenheim to contact five financial sponsors, including Gurnet, regarding a potential acquisition of the Company. Gurnet executed a confidentiality agreement with the Company on April 12, 2018.

34.                               In September 2018, the Company and Guggenheim decided to contact 12 strategic parties with one strategic party, Party E, indicating that it would be interested in evaluating a transaction. Party E ultimately decided not to pursue a transaction because of financial reasons, and the parties proceeded with negotiating the Merger and the Tender and Support Agreements.

The Proposed Transaction

35.                               On October 11, 2018, Corium announced that it had entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Gurnet, whereby Gurnet would acquire Corium in a two-step merger, with the Company surviving the Proposed Transaction as an indirect, wholly owned subsidiary of Gurnet:

MENLO PARK, Calif., Oct. 11, 2018 (GLOBE NEWSWIRE) — Corium International, Inc. (Nasdaq: CORI), a commercial-stage biopharmaceutical company focused on the development, manufacture and commercialization of specialty transdermal products, today announced that it has entered into a definitive merger agreement under which Gurnet Point Capital (GPC), a private investment firm focused on the healthcare and life sciences sectors, will acquire Corium. The transaction is structured as a tender offer followed immediately by a merger. Corium’s board of directors has unanimously approved the transaction.

Under the terms of the merger agreement, GPC will pay $12.50 per share in cash upon the closing. The agreement also provides for a Contingent Value Right (CVR) of $0.50 per share that is payable based on the U.S. Food and Drug Administration’s approval of Corium’s lead product candidate, Corplex Donepezil, for the treatment of Alzheimer’s disease, prior to March 31, 2020. Including the CVR payment, the transaction is valued at up to $504 million. The total offer amount, including the CVR amount, represents a 42% premium over the 30-day volume-weighted average price of Corium’s common stock. The $12.50 per share closing amount represents a 50% premium over the closing price on October 10, 2018. Following the transaction, which is expected to close by the end of 2018, Corium will also offer to repurchase all of its $120 million in convertible notes.

“After an extensive evaluation of potential partnering opportunities, we concluded that the value and certainty provided in the proposed transaction is in the best interests of Corium’s shareholders, and provides Corium with the financial and other resources needed to bring Corplex Donepezil through regulatory approval and commercialization,” said Peter Staple, President and Chief Executive Officer of Corium. “Our management, R&D and product manufacturing teams look forward to working with GPC as we prepare to submit our regulatory application for Corplex Donepezil, and extend our leadership position in developing new transdermal products that address significant patient need.”

“The Corium team has established a unique capability for developing and manufacturing innovative transdermal products, and we are excited to provide additional resources to ensure Corplex Donepezil becomes available to patients with Alzheimer’s disease as soon as possible,” said Chris Viehbacher, Managing

Partner of GPC. “Our team, which brings decades of experience in the life sciences and healthcare sectors, will support the Corium team and its strategy for creating additional novel products like Corplex Donepezil. We will also be providing a significant financial investment to quickly expand Corium’s operations and establish a commercial organization that can effectively bring these products to the market upon approval, including the addition of a dedicated sales force that is scaled appropriately for the products and their prescribers.”

Following completion, Corium will become a private company, wholly owned by GPC, and will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, nor be traded on Nasdaq Global Select Market. The Company plans to maintain operations in the Menlo Park, CA and Grand Rapids, MI areas.

Corium’s largest stockholder, Essex Woodlands, has entered into a support agreement to tender its shares in this transaction.

The Offer Price is Inadequate and Unfair

36.                               The Merger Consideration agreed to in the Proposed Transaction is inadequate, and Defendants’ claims that the transaction provides a great return for investors are false, in light of the Company’s recent financial performance and prospects for future growth. Corium has recently released positive results from the company’s study of Corplex Donepezil, the Company’s lead product. Corplex Donepezil is a proprietary once-weekly transdermal patch for delivery of Donezil, the active ingredient in the drug Aricept®, the most widely prescribed medication in a class of Alzheimer’s drugs known as cholinesterase inhibitors, and is approved for the treatment of mild, moderate, and severe Alzheimer’s disease. Currently, Donepezil is only available in tablet or orally disintegrating tablet forms, each administered once daily, presenting dosing challenges to patients and caregivers. Further, the medication in those forms cause gastrointestinal side effects, which are not present in Corplex Donepezil.

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37.                               The share price of Corium has rallied 32.1% as of the date of the merger announcement, compared to the medical-generic drugs industry’s decline of 2%.

The Materially Misleading and Incomplete Solicitation Statement

38.                               On October 26, 2018, Defendants caused the 14D-9 to be filed with the SEC in connection with the Proposed Transaction. The 14D-9 solicits the Company’s shareholders to tender their shares. Defendants were obligated to carefully review the 14D-9 before it was filed with the SEC and disseminated to the Company’s shareholders to ensure that it did not contain any material misrepresentations or omissions. However, the 14D-9 misrepresents and/or omits material information that is necessary for the Company’s shareholders to make an informed decision concerning whether to tender their shares, in violation of Sections 14(a) and 20(a) of the Exchange Act.

Company Projections

39.                               The 14D-9 discloses certain projections on pages 44-45, which were developed by the Company’s management, relied upon the Board in recommending the tender offer, and utilized by Guggenheim in rendering its fairness opinions. The 14D-9 also states that the projections “do not necessarily comply with . . . generally accepted accounting principles.” 14D-9 at 45.

40.                               As part of the projections, the 14D-9 further discloses the values and definitions of several non-GAAP (Generally Accepted Accounting Principles) financial metrics: (1) Unlevered Free Cash Flow; (2) Free Cash Flow from Specialty Pharmaceuticals; and (3) Free Cash Flow from Contract Manufacturing, but fails to provide: (i) the value of certain line items used to calculate these non-GAAP measures; or (ii) a reconciliation to their most comparable GAAP measures, in direct violation of Regulation G and consequently Section 14(a). 14D-9 at 44-45.

41.                               When a company discloses non-GAAP financial measures in a registration statement that were relied on by a board of directors to recommend that shareholders exercise their corporate suffrage rights in a particular manner, the company must, pursuant to SEC regulatory mandates, also disclose all forecasts and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.

42.                               Indeed, the SEC has increased its scrutiny of the use of non-GAAP financial measures in communications with shareholders. Former SEC Chairwoman Mary Jo White has stated that the frequent use by publicly traded companies of unique company-specific non-GAAP financial measures (as Corium included in the 14D-9 here), implicates the centerpiece of the SEC’s disclosures regime:

In too many cases, the non-GAAP information, which is meant to supplement the GAAP information, has become the key message to investors, crowding out and effectively supplanting the GAAP presentation. Jim Schnurr, our Chief Accountant, Mark Kronforst, our Chief Accountant in the Division of Corporation Finance and I, along with other members of the staff, have spoken out frequently about our concerns to raise the awareness of boards, management and investors. And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherrypicking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non- GAAP disclosures. I also urge again, as I did last December, that appropriate controls be considered and that audit committees carefully oversee their company’s use of non-GAAP measures and disclosures.(1)

(1)                                 Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html. (emphasis added).

43.                               The SEC has repeatedly emphasized that disclosure of non-GAAP forecasts can be inherently misleading, and has therefore heightened its scrutiny of the use of such forecasts.(2) Indeed, the SEC’s Division of Corporation Finance released a new and updated Compliance and Disclosure Interpretation (“C&DIs”) on the use of non-GAAP financial measures to clarify the extremely narrow and limited circumstances, known as the business combination exemption, where Regulation G would not apply.(3)

44.                               More importantly, the C&DI clarifies when the business combination exemption does not apply:

There is an exemption from Regulation G and Item 10(e) of Regulation S-K for non-GAAP financial measures disclosed in communications subject to Securities Act Rule 425 and Exchange Act Rules 14a-12 and 14d-2(b)(2); it is also intended to apply to communications subject to Exchange Act Rule 14d-9(a)(2). This exemption does not extend beyond such communications. Consequently, if the same non-GAAP financial measure that was included in a communication filed under one of those rules is also disclosed in a Securities Act registration statement, proxy statement, or tender offer statement, this exemption from Regulation G and Item 10(e) of Regulation S-K would not be available for that non-GAAP financial measure.

45.                               Thus, the C&DI makes clear that the so-called “business combination” exemption from the Regulation G non-GAAP to GAAP reconciliation requirement applies solely to the extent that a third-party such as financial banker has utilized projected non-GAAP financial measures to render a report or opinion to the Board. To the extent the Board also examined and relied on internal financial forecasts to recommend a transaction, Regulation G applies.

46.                               Because the 14D-9 explicitly discloses that the Board considered the forecasts of future financial and operational results of the combined company, no exemption from Regulation

(2)                                 See, e.g., Nicolas Grabar and Sandra Flow, Non-GAAP Financial Measures: The SEC’s Evolving Views, HARVARD LAW SCHOOL FORUM ON CORPORATE GOVERNANCE AND FINANCIAL REGULATION (June 24, 2016), https://corpgov.law.harvard.edu/2016/06/24/non-gaap-financial-measures-the-secs-evolving-views/; Gretchen Morgenson, Fantasy Math Is Helping Companies Spin Losses Into Profits, N.Y. TIMES (Apr. 22, 2016), http://www.nytimes.com/2016/04/24/ business/fantasy-math-is-helping-companies-spin-losses-into-profits.html.

(3)                                 Non-GAAP Financial Measures, U.S. SECURITIES AND EXCHANGE COMMISSION (April 4, 2018), https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm#101. To be sure, there are other situations where Regulation G would not apply but are not applicable here.

G is applicable.

47.                               At the very least, the Company must disclose the line item forecasts for the financial metrics that were used to calculate the aforementioned non-GAAP measures. Such forecasts are necessary to make the non-GAAP forecasts included in the 14D-9 not misleading. Indeed, the Defendants acknowledge the misleading nature of non-GAAP financial measures, as Corium stockholders are cautioned:

The Unaudited Prospective Financial Information includes certain non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Gurnet and Corium may not be comparable to similarly titled amounts used by other companies.

48.                               Thus, to bring the 14D-9 into compliance with Regulation G as well as cure the materially misleading nature of the forecasts under SEC Rule 14a-9 as a result of the omitted information on pages 44-45, Defendants must provide a reconciliation table of the non-GAAP measures to the most comparable GAAP measures.

Guggenheim’s Financial Analysis

49.                               The financial projections at issue were relied upon by Guggenheim in connection with its analysis and fairness opinion.

50.                               With respect to the Corium Financing-Adjusted Discounted Cash Flow Analysis, the 14D-9 discloses that it “preformed stand-alone financing-adjusted discounted cash flow analysis of Corium based on Corium’s after-tax unlevered free cash flows (“UFCF”), which Guggenheim generated using the management projections. 14D-9 at 41. However, the 14D-9 fails to disclose: (i) the definition of UFCF; (ii) a reconciliation of UFCF to its most comparable GAAP compliant financial measure; or (iii) line items used in its calculation. The 14D-9 also fails to disclose the projected terminal values for the Company and the inputs and assumptions underlying the range of discount rates ranging from 12.50% to 14.80% for the specialty pharmaceutical portion of Corium’s business and 12.00% to 13.60% for the contract manufacturing portion of Corium’s business, which the 14D-9 states was based on Guggenheim’s estimate of Corium’s weighted average cost of capital for each business portion. 14D-9 at 42.

51.                               With respect to the Premiums Paid in Selected Merger and Acquisition Transactions, the 14D-9 fails to disclose the individual multiples and financial metrics for each transaction selected by Guggenheim.

52.                               With respect to the Background of the Merger, the 14D-9 discloses that the Company entered into non-disclosure agreements with Gurnet and other potential bidders. It is unclear from the 14D-9 if the standstill provision contained in the non-disclosure agreement with Party terminates upon entering into the Merger Agreement.

53.                               In sum, the 14D-9 independently violates both (i) Regulation G, which requires a presentation and reconciliation of any non-GAAP financial to their most directly comparable GAAP equivalent, and (ii) Rule 14a-9, since the material omitted information renders certain statements, discussed above, materially incomplete and misleading. As the 14D-9 independently contravenes the SEC rules and regulations, Defendants violated Section 14(a) and Section 20(a) of the Exchange Act by filing the 14D-9 to garner support of the Proposed Transaction from Corium shareholders.

54.                               Absent disclosure of the foregoing material information prior to the expiration of the tender offer period, Plaintiff and the other members of the Class will not be able to make a fully informed decision regarding whether to tender their shares, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

FIRST CAUSE OF ACTION

Violations of Section 14(e) of the Exchange Act and

17 C.F.R. § 244.100 Promulgated Thereunder

(Against All Defendants)

55.                               Plaintiff repeats and re-alleges each allegation set forth above as if fully set forth herein.

56.                               Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . .” 15 U.S.C. § 78n(e).

57.                               As set forth above, Corium filed and delivered the 14D-9 to its stockholders, which

Defendants knew contained, or recklessly disregarded, material omissions and misstatements described herein.

58.                               Defendants violated Section 14(e) of the Exchange Act by issuing the 14D-9 in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in conjunction with the Tender Offer. Defendants knew or recklessly disregarded that the 14D-9 failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

59.                               The 14D-9 was prepared, reviewed and/or disseminated by Defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the Tender Offer, the intrinsic value of the Company, the Company’s financial projections, and the financial advisor’s valuation analyses and resultant fairness opinion.

60.                               In so doing, Defendants made untrue statements of material fact and omitted material information necessary to make the statements that were made not misleading in violation of Section 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the 14D-9, Defendants were aware of this information and their obligation to disclose this information in the 14D-9.

61.                               The omissions and misleading statements in the 14D-9 are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the 14D-9 as altering the “total mix” of information made available to stockholders.

62.                               Defendants knowingly, or with deliberate recklessness, omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Tender Offer, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D-9 materially incomplete and therefore misleading.

63.                               The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff and Corium stockholders will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

SECOND CAUSE OF ACTION

Violations of Section 14(d)(4) of the Exchange Act and

Rule 14d-9 Promulgated Thereunder

(Against All Defendants)

64.                               Plaintiff repeats and re-alleges each allegation set forth above as if fully set forth herein.

65.                               Defendants have caused the 14D-9 to be issued with the intention of soliciting stockholder support of the Tender Offer.

66.                               Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

67.                               The 14D-9 violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which render the 14D-9 false and/or misleading.

68.                               Defendants knowingly, or with deliberate recklessness, omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Tender Offer, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D-9 materially incomplete and therefore misleading.

69.                               The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff and Corium stockholders will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

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THIRD CAUSE OF ACTION

Violations of Section 20(a) of the Exchange Act

(Against The Individual Defendants)

70.                               Plaintiff repeats and re-alleges each allegation set forth above as if fully set forth herein.

71.                               The Individual Defendants acted as controlling persons of Corium within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Corium, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the 14D-9 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

72.                               Each of the Individual Defendants was provided with or had unlimited access to copies of the 14D-9 and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

73.                               In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The 14D-9 at issue contains the unanimous recommendation of each of the Individual Defendants to tender their shares. They were thus directly involved in preparing the 14D-9.

74.                               In addition, as the 14D-9 sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The 14D-9 purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

75.                               By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

76.                               As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e) and 14(d)(4) and Rule 14d-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff and the Class will be irreparably harmed.

77.                               Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

RELIEF REQUESTED

WHEREFORE, Plaintiffs and members of the Class demand judgment against Defendants as follows:

A.                                    Declaring that this action is properly maintainable as a class action and certifying Plaintiff as a representative of the Class;

B.                                    Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the 14D-9;

C.                                    In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

D.                                    Awarding compensatory damages against Defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

E.                                     Awarding Plaintiff the costs and disbursements of this action and reasonable allowances for fees and expenses of Plaintiff’s counsel and experts; and

F.                                      Granting Plaintiff and the Class such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury.

DATED: October 29, 2018	WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

	By:	/s/ Rachele R. Byrd
Rachele R. Byrd, Bar No. 190634
750 B Street, Suite 2770
San Diego, CA 92101
Telephone: (619) 239-4599
Facsimile: (619) 234-4599
byrd@whafh.com
livesay@whafh.com
dejong@whafh.com

Counsel for Plaintiff

Of Counsel:

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Gloria Kui Melwani
270 Madison Avenue
New York, NY 10016
Telephone: (212) 545-4600
Facsimile: (212) 686-0114

Counsel for Plaintiff